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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 4)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EXEGENICS INC.
(NAME OF SUBJECT COMPANY)

EXEGENICS INC.
(NAME OF PERSON FILING STATEMENT)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)

SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

301610 (COMMON STOCK)
(CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
(CUSIP NUMBER OF CLASS OF SECURITIES)

RONALD L. GOODE, PH.D.
EXEGENICS INC.
2110 RESEARCH ROW
DALLAS, TEXAS 75235
(214) 358-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
THE PERSON FILING STATEMENT)

COPY TO:

JOEL I. PAPERNIK, ESQ.
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
666 THIRD AVENUE
24TH FLOOR
NEW YORK, NEW YORK 10017
(212) 935-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 25, 2003 (the "Schedule 14D-9"), by eXegenics Inc., a Delaware corporation ("eXegenics"), relating to the exchange offer made by AVI BioPharma, Inc. (the "Purchaser"), an Oregon corporation, as set forth in a Tender Offer Statement filed by the Purchaser on Schedule TO, dated July 25, 2003 (the "Schedule TO"), for all of the outstanding common stock, par value $0.01 per share, of eXegenics, and Series A convertible preferred stock, par value $0.01 per share of eXegenics (together, the "Shares"), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9 is hereby amended to add the following:

        On August 26, 2003, eXegenics issued a press release announcing that on August 22, 2003, eXegenics received an amendment to the unsolicited tender offer from EI Acquisition Inc. and Foundation Growth Investments LLC to acquire all of the Shares of eXegenics. The press release announced that the amendment extends the expiration date of the unsolicited tender offer until 12:00 Midnight, New York City time, on Monday, September 8, 2003, and increases the offering price from $0.51 per Share to $0.60 per Share, net to the seller in cash. A copy of the press release is filed herewith as Exhibit 15 and incorporated herein by reference.

ITEM 9. EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:

  EXHIBIT NO.

  Exhibit 15.        Press Release issued by eXegenics on August 26, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXEGENICS INC.
By:	/s/ RONALD L. GOODE Ronald L. Goode Chairman, Chief Executive Officer and President

Dated: August 26, 2003

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  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE